File No. 70-9189

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           Form U-l/A
                         Amendment No. 4
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation

     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

                         Naomi Nakagama
           Senior Vice President-Finance and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     William T. Baker, Jr. Esq.
           Ann G. Roy, Esq.             Reid & Priest LLP
           Entergy Services, Inc.       40 West 57th Street
           639 Loyola Avenue            New York, NY  10019
           New Orleans, LA 70113

Item 1. Description of Proposed Transactions.

     Section D Form U-1, Compliance with Rules 53 and 54, is hereby amended by the addition of the following paragraphs:

          On March 20, 1995, Standard & Poors ("S&P"), lowered the ratings of Entergy Gulf States, Inc. ("GSU", formerly
     Gulf States Utilities Company) as follows:

          Senior Secured Debt to triple `B' minus from triple `B'
          Senior Unsecured Debt and Preferred Stock from double
           `B'from triple `B'
                minus
          Preference Stock to double `B' from double `B' plus

     S&P's stated reasons for the downgrade were as follows:

          "The downgrade results from decision by the Public Utilities Commission of Texas (PUCT) to reduce GSU's rates by $52.9 million. The reduction is less than the $93 million originally proposed by the hearing examiner. The rate change includes reductions associated with calculating rates based on "actual taxes paid methodology", the premium paid for the power purchased from the Nelson Plant, a small disallowance of certain River Bend operation and maintenance costs, and certain amount associated with allocation of costs.

          The rate reduction coupled with the financial pressures resulting from the Cajun Electric bankruptcy filing with rate of recovery of the utility from financial stress resulting from large debt burden incurred from the construction of River Bend Nuclear Station. Funds from operations interest coverage is projected to be weak for the rating in the near term. The utility is expected to aggressively control costs during the recovery period and reduce dividends of to Entergy Corp., to mitigate the effects of the rate reductions."

          March 31, 1995, Moody's Investors Service ("Moody's") downgraded GSU's First Mortgage Bonds to Baa3 from Baa2; debentures and senior unsecured pollution control bonds to Ba1 from Baa3; and preferred stock to ba1 from baa3. Moody's stated reasons for the downgrade were as follows:

          On Monday, March 20, the PUCT ordered an annual rate reduction of $52.9 [sic] million in GSU's Texas service territory. Moody's believes that this rollback, when combined with the prior rate rollbacks of $20 million in 1993 and $20 million in 1994, hinders substantially the financial flexibility of GSU going forward. In addition, Moody's notes that GSU is facing a myriad of other uncertainties, including the ultimate resolution of the Cajun lawsuit, ramifications of the Cajun bankruptcy on River Bend operations, potential River Bend asset write-downs, merger related write-offs and regulatory proceeds with negative implications in its Louisiana service territory. Final arguments in the Cajun lawsuit were heard on March 17, 1995, and it is unclear as to how long the judge, who is also the bankruptcy judge in the Cajun Chapter 11 filing will take to issue a decision. Moody's believes that even a dismissal of the lawsuit will result in at least a write-off of the operating and maintenance expenses owed to GSU for River Bend."

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 4 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ENTERGY CORPORATION


                                 By:      /s/ Michael G. Thompson
                                         Michael G. Thompson
                                  Senior Vice President, General
                                      Counsel and Secretary



Dated:  July 13, 1998